Exhibit 99.2

PRESS RELEASE Barrick Announces American Barrick and S-1 Filing for Proposed Initial Public Offering TORONTO, November 10, 2026 – Barrick Mining Corporation (NYSE:B)(TSX:ABX) (“Barrick” or the “Company”) today announced that its planned new publicly listed company, which will hold Barrick’s North American gold assets, will be named American Barrick Gold Corporation (“American Barrick”). The Company is moving forward with the proposed initial public offering (“IPO”) of American Barrick common stock. American Barrick has filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed IPO. American Barrick intends to apply to list its common stock on the New York Stock Exchange under the ticker symbol ‘ABGC’. The number of shares to be offered and the proposed price range for the IPO have not yet been determined. Net proceeds from the IPO will be distributed to Barrick, which Barrick expects to return to its shareholders. The offering is subject to market and other conditions, including completion of the SEC review process. A registration statement relating to the common stock of American Barrick has been filed with the SEC but has not yet become effective. The common stock of American Barrick may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy the common stock of American Barrick, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The proposed offering of the common stock of American Barrick will be made to the public only by means of a prospectus filed with the SEC. Copies of the preliminary prospectus, when available, may be obtained by eligible investors from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, or by email at prospectus-ny@ny.email.gs.com; BofA Securities, Inc., Attention: Prospectus Department, 201 North Tryon Street, Charlotte, NC 28255- 0001, or by email at dg.prospectus_requests@bofa.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-800-831-9146; or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, or by telephone at 1-877-822-4089, or by email at equityprospectus@rbccm.com. Investor Relations Contact: investor@barrick.com Media Contact: media@barrick.com

Endnote 1 The American Barrick registration statement on Form S-1 includes subpart 1300 of SEC Regulation S-K (“SK-1300”) Technical Report Summaries for the Nevada Gold Mines Complex and Pueblo Viejo, as well as an SK-1300 Initial Assessment (IA) for the Fourmile project. Barrick intends to file a National Instrument 43-101 Preliminary Economic Analysis (PEA) for the Fourmile project within 45 days of this press release. Cautionary Statement on Forward-Looking Information Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “expects”, “plans”, “will”, “believes”, “can”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to the expectation that American Barrick will complete its previously announced IPO in the United States; the listing of American Barrick’s stock on the New York Stock Exchange in connection with the IPO; the distribution by American Barrick of proceeds of the IPO to Barrick; and the distribution of such proceeds by Barrick to Barrick shareholders. Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: changes in our cash flows; assumptions relating to the planned IPO of a minority interest in American Barrick, including the timeline to completion, number of shares offered and price range of the offering; the aggregate proceeds of the IPO; the contribution of Fourmile to Nevada Gold Mines and the receipt of the proceeds of such contribution on the currently-anticipated timeline; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in jurisdictions in which the Company or its affiliates do or may carry on business in the future; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; assumptions relating to the trading price of the Company’s common shares; changes in mineral production performance, exploitation, and exploration successes; disruption of supply routes which may cause delays in construction and mining activities at Barrick’s more remote properties; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact trade relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; the impact of inflation; fluctuations in the currency markets; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; risks related to the failure of internal controls; risks related to the impairment of the Company’s goodwill and assets; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.